CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

8th March 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) 2006 Annual Results Announcement; and

(2) Press Release.

We also enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00293)

2006 Annual Results

Financial and Operating Highlights

Group Financial Statistics

Results		2006	2005	Change
Turnover	*HK$ million*	**60,783**	50,909	**+19.4%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**4,088**	3,298	**+24.0%**
Earnings per share	*HK cents*	**115.9**	97.7	**+18.6%**
Dividend per share	*HK cents*	**84.0**	48.0	**+75.0%**
Profit margin	*%*	**8.0**	7.4	**+0.6%pt**
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**45,554**	34,968	**+30.3%**
Net borrowings	*HK$ million*	**16,348**	9,050	**+80.6%**
Shareholders' funds per share	*HK$*	**11.6**	10.3	**+12.6%**
Net debt/equity ratio	*Times*	**0.36**	0.26	**+0.1 times**

Operating Statistics

		Cathay Pacific and Dragonair *	Cathay Pacific		
		2006	**2006**	2005	**Change**
Available tonne kilometres ("ATK")	Million	**19,684**	**18,866**	17,751	**+6.3%**
Passengers carried	*'000*	**18,097**	**16,728**	15,438	**+8.4%**
Passenger load factor	*%*	**79.5**	**79.9**	78.7	**+1.2%pt**
Passenger yield	*HK cents*	**48.0**	**47.0**	46.3	**+1.5%**
Cargo carried	*'000 tonnes*	**1,308**	**1,199**	1,118	**+7.2%**
Cargo and mail load factor	*%*	**68.6**	**68.3**	67.0	**+1.3%pt**
Cargo and mail yield	*HK$*	**1.70**	**1.69**	1.75	**-3.4%**
Cost per ATK	*HK$*	**2.23**	**2.21**	2.19	**+0.9%**
Cost per ATK without fuel	*HK$*	**1.57**	**1.53**	1.55	**-1.3%**
Aircraft utilisation	*Hours per day*	**12.5**	**12.8**	12.6	**+1.6%**
On-time performance	*%*	**85.2**	**85.9**	86.1	**-0.2%pt**

* Consolidated operating statistics includes Dragonair's operation from 1st October 2006.

Capacity, load factor and yield – Cathay Pacific

	Capacity ASK/ATK (million)*			Load factor (%)			Yield
	2006	2005	Change	2006	2005	Change	Change
Passenger services							
North Asia	**13,796**	13,057	**+5.7%**	**72.3**	70.8	**+1.5%pt**	**-3.3%**
South West Pacific and South Africa	**14,230**	14,656	**-2.9%**	**80.1**	74.6	**+5.5%pt**	**+2.0%**
South East Asia and Middle East	**18,375**	17,376	**+5.7%**	**76.1**	75.0	**+1.1%pt**	**+5.0%**
Europe	**18,884**	16,181	**+16.7%**	**84.2**	87.3	**-3.1%pt**	**-0.2%**
North America	**23,833**	21,496	**+10.9%**	**83.5**	82.7	**+0.8%pt**	**+5.3%**
Overall	**89,118**	82,766	**+7.7%**	**79.9**	78.7	**+1.2%pt**	**+1.5%**
Cargo services	**10,391**	9,879	**+5.2%**	**68.3**	67.0	**+1.3%pt**	**-3.4%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- The addition of a fifth daily flight to Seoul in January generated a growth in outbound traffic from Korea. The country remains popular as a leisure destination for Hong Kong travellers.
- We increased our presence in Mainland China by adding a new daily service to Shanghai in December.
- A new codeshare arrangement with Dragonair – applying on flights to Beijing, Shanghai, Xiamen and Tokyo in North Asia – was introduced in December, giving customers more choice and greater flexibility.
- We also codeshare with Dragonair on its new service to Busan, Korea's second city, which was launched in January 2007.
- Our performance in the Japan market remained steady, with some growth in the number of tourists flying to Hong Kong.
- We enjoyed high load factors to Taiwan throughout 2006, although strong competition had a negative impact on yield.

South West Pacific and South Africa

- Two new flights a week were added to Adelaide in June, bolstering our presence in South Australia.
- The Auckland service went twice-daily for the winter schedule, helping to match seasonal demand.
- Closer economic ties between South Africa and Mainland China boosted demand on our Johannesburg service, while strong corporate traffic boosted yield on the route.

South East Asia and Middle East

- In April, we began three direct flights to Penang each week instead of routing all flights through Kuala Lumpur. The change proved popular with leisure travellers.
- Passenger traffic to and from the Philippines was strong throughout the year, with a number of extra flights mounted to Cebu to meet high demand.
- Strong competition continues to impact our Singapore business, though demand remains high and we have seen some yield improvement.

Europe

- Demand remained high from business travellers on the London route. However increased competition put pressure on the economy class load factor and yield.
- We added three flights to Frankfurt, making it a 10-times-a-week service, and turned Rome into a daily service with two more flights a week.

North America

- We increased our capacity to North America by 10.9% in 2006. Load factors were not particularly high but yields improved on all routes.
- Demand was strong in the premium cabins to all North American destinations.
- The introduction of new Boeing 777-300ER aircraft from September 2007 will allow more direct services on ultra long haul North American flights with an increased payload.

Cargo services

- Two additional Boeing 747-400BCFs, Boeing Converted Freighters, were added to the fleet. At the end of 2006 we operated a fleet of seven Boeing 747-200Fs, six Boeing 747-400Fs and three Boeing 747-400BCFs.
- The airline will take delivery of three more Boeing 747-400BCFs in 2007 and has exercised options to convert two more aircraft for delivery in 2008 and 2009. The airline has options on four more conversions.
- In addition, the airline has ordered six Boeing 747-400ERFs for delivery in 2008 and 2009.
- New freighter services were launched to Beijing, Chennai, Stockholm and Toronto, bringing the total number of freighter destinations to 31.
- High fuel prices had a negative effect on the profitability of our older Boeing 747-200F freighter fleet. The adverse impact of high fuel prices was only partially offset by fuel surcharges.
- The Centre for Asia Pacific Aviation named Cathay Pacific as its "Cargo Airline of the Year" for having the most impact on the development of the region's air cargo industry.

Chairman's Letter

The Cathay Pacific Group recorded a profit attributable to shareholders of HK$4,088 million for 2006, compared with a profit of HK$3,298 million the previous year. Turnover increased by 19.4% to a new record of HK$60,783 million.

Record passenger numbers and freight volumes contributed to the increase in turnover in 2006, which in turn helped us to a 24.0% increase in profit over the previous year. However continuing high fuel prices served to dampen the final result. Prices eased a little in the latter part of the year but our total fuel bill was HK$20,214 million – up 29.7% on 2005. Fuel surcharges only partially offset the additional cost.

A continuing improvement in productivity coupled with a reduction in controllable costs helped the airline reduce its unit cost excluding fuel by 1.3%.

On the passenger side, the airline's revenue increased by 10.9% to a record HK$33,585 million as the number of passengers carried rose to 16.7 million for the year. Demand from first and business class passengers was high throughout the year, helping yield to increase by 1.5% to HK¢47.0. Additional services on a number of routes contributed to a 7.7% rise in passenger capacity.

The airline set new records for its cargo operation, with the tonnage carried rising by 7.2% to 1,199,000 tonnes and revenue reaching a high of HK$11,980 million. Capacity rose by 5.2% with four new freighter destinations added during the year – Beijing, Chennai, Stockholm and Toronto – and extra flights to Dallas/Atlanta and Shanghai being mounted. Demand remained high out of Hong Kong and Mainland China throughout the year but weakening demand in a number of key markets contributed to a 3.4% fall in yield.

2006 was a landmark year for Cathay Pacific in many ways. The airline received another "Airline of the Year 2006" award – from leading industry journal Air Transport World – in February, and then in August took delivery of its 100th aircraft, an Airbus A330-300. Throughout the year we ran a number of events and activities to celebrate our 60th anniversary as Hong Kong's airline.

However, the most significant development took place on 28th September when formal approval of a historic shareholding realignment was received and Dragonair joined the Cathay Pacific Group as a wholly owned subsidiary. The integration of the two carriers will bring significant benefits for passengers and the Hong Kong aviation hub. As part of the realignment, Cathay Pacific and Air China increased their cross-shareholdings and began work on further enhancing their partnership in a number of areas.

We continued to grow the three fleets in the Group in 2006, adding six aircraft at Cathay Pacific and four at Dragonair, while AHK took delivery of two more freighters. In June we confirmed an order for six new Boeing 747-400ERFs, Extended Range Freighters, for the Cathay Pacific fleet which, with their longer range and higher payload, will be key to our success on long haul trunk routes once deliveries commence in May 2008. We also took up two more options on the new Boeing 777-300ER, Extended Range passenger aircraft, taking the total order to 18. These aircraft will begin arriving in September 2007.

Our commitment to product and service excellence remains as high as ever and in September we unveiled Cathay Pacific's new long haul product that will be rolled out across all three classes of travel over the next two years. The new product will help us retain our leadership in comfort and service.

We expect competition to remain keen in 2007 and the high, volatile fuel price will continue to have a major impact on our business. Our focus in the coming year is to continue our efforts to deliver superior service and to grow our operations profitably and thus further strengthen Hong Kong's position as a global aviation hub. We will work to optimize the significant commercial opportunity provided by our purchase of Dragonair.

Christopher Pratt
Chairman
Hong Kong, 7th March 2007

Consolidated Profit and Loss Account
for the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M
Turnover			
Passenger services		**35,155**	30,274
Cargo services		**14,251**	12,852
Catering, recoveries and other services		**11,377**	7,783
Total turnover	2	**60,783**	50,909
Expenses			
Staff		**(9,950)**	(9,025)
Inflight service and passenger expenses		**(2,347)**	(2,033)
Landing, parking and route expenses		**(8,066)**	(6,947)
Fuel		**(20,214)**	(15,588)
Aircraft maintenance		**(5,330)**	(4,527)
Aircraft depreciation and operating leases		**(5,283)**	(4,893)
Other depreciation and operating leases		**(862)**	(790)
Commissions		**(668)**	(555)
Others		**(2,845)**	(2,408)
Operating expenses		**(55,565)**	(46,766)
Operating profit	3	**5,218**	4,143
Finance charges		**(1,818)**	(1,605)
Finance income		**1,353**	1,161
Net finance charges		**(465)**	(444)
Share of profits of associates		**301**	269
Profit before tax		**5,054**	3,968
Taxation	4	**(782)**	(500)
Profit for the year		**4,272**	3,468
Profit attributable to			
Cathay Pacific shareholders		**4,088**	3,298
Minority interests		**184**	170
		4,272	3,468
Dividends			
Interim – paid	5	**786**	676
Special – paid	5	**1,259**	-
Final – proposed	5	**1,259**	947
		3,304	1,623
Earnings per share		**HK¢**	HK¢
Basic	6	**115.9**	97.7
Diluted	6	**115.7**	97.4
		HK$	HK$
Shareholders' fund per share		**11.6**	10.3

Consolidated Balance Sheet
at 31st December 2006

	Note	2006 HK$M	2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**58,086**	50,156
Intangible assets		**7,473**	260
Investments in associates		**8,966**	1,731
Other long-term receivables and investments		**3,406**	5,453
		77,931	57,600
Long-term liabilities		**(33,956)**	(27,745)
Related pledged security deposits		**8,164**	8,853
Net long-term liabilities		**(25,792)**	(18,892)
Retirement benefit obligations		**(170)**	(72)
Deferred taxation		**(6,600)**	(6,460)
		(32,562)	(25,424)
Net non-current assets		**45,369**	32,176
Current assets and liabilities			
Stock		**800**	657
Trade and other receivables	7	**8,735**	6,538
Liquid funds		**15,624**	13,459
		25,159	20,654
Current portion of long-term liabilities		**(7,503)**	(4,849)
Related pledged security deposits		**1,352**	1,286
Net current portion of long-term liabilities		**(6,151)**	(3,563)
Trade and other payables	8	**(11,098)**	(7,625)
Unearned transportation revenue		**(4,671)**	(3,864)
Taxation		**(2,902)**	(2,527)
		(24,822)	(17,579)
Net current assets		**337**	3,075
Net assets		**45,706**	35,251
CAPITAL AND RESERVES			
Share capital		**787**	676
Reserves		**44,767**	34,292
Funds attributable to Cathay Pacific shareholders		**45,554**	34,968
Minority interests		**152**	283
Total equity		**45,706**	35,251

Notes:

1. **Basis of preparation and accounting policies**

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Hong Kong Accounting Standards, Hong Kong Financial Reporting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants. These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover**

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	2006 HK$M	2005 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**24,855**	20,256
- Japan, Korea and Taiwan	**9,757**	8,432
South West Pacific and South Africa	**4,015**	3,747
South East Asia and Middle East	**7,019**	5,870
Europe	**7,016**	6,150
North America	**8,121**	6,454
	60,783	50,909

Countries included in each region are defined in the 2006 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2006 annual report.

(b) Secondary reporting by business segment

	2006 HK$M	2005 HK$M
Revenue – external sales		
- Passenger services	**35,155**	30,274
- Cargo services	**14,251**	12,852
	49,406	43,126
Unallocated revenue		
- Catering, recoveries and other services	**11,377**	7,783
	60,783	50,909

The Group is engaged in two main business segments: in passenger business and in freight traffic through the Company and two subsidiaries. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2006 annual report.

3. Operating profit

	2006 HK$M	2005 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**1,766**	1,853
- Owned	**2,489**	2,110
Amortisation of intangible assets	**40**	44
Operating lease rentals		
- Land and buildings	**434**	382
- Aircraft and related equipment	**1,379**	1,258
- Others	**37**	36
Operating lease income		
- Aircraft and related equipment	**(123)**	(11)
Cost of stock expensed	**1,552**	1,427
Exchange differences	**(272)**	(156)
Auditors' remuneration	**8**	6
Income from unlisted investments	**(166)**	(119)
Income from listed investments	**(25)**	(6)

4. Taxation

	2006 HK$M	2005 HK$M
Current tax expenses		
- Hong Kong profits tax	**61**	61
- Overseas tax	**362**	327
- Under/(over) provisions for prior years	**162**	(72)
Deferred tax		
- Origination and reversal of temporary differences	**197**	184
	782	500

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2006 HK$M	2005 HK$M
Consolidated profit before tax	**5,054**	3,968
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	**(884)**	(694)
Expenses not deductible for tax purposes	**(200)**	(184)
Tax provisions (under)/over provided in prior years	**(162)**	72
Effect of different tax rates in overseas jurisdictions	**292**	294
Tax losses recognised/(unused tax losses not recognised)	**34**	(97)
Income not subject to tax	**138**	109
Tax charge	**(782)**	(500)

Further information on deferred tax is shown in note 15 to the accounts in the 2006 annual report.

5. Dividends

	2006 HK$M	2005 HK$M
2006 interim dividend paid on 3rd October 2006 of HK¢20 per share (2005: HK¢20 per share)	**786**	676
2006 special dividend paid on 20th November 2006 of HK¢32 per share	**1,259**	-
2006 final dividend proposed on 7th March 2007 of HK¢32 per share (2005: HK¢28 per share)	**1,259**	947
	3,304	1,623

We recommend the payment of a final dividend of HK¢32 per share for the year ended 31st December 2006. Together with the interim dividend of HK¢20 per share paid on 3rd October 2006 and the special interim dividend of HK¢32 per share paid on 20th November 2006, this makes a total dividend for the year of HK¢84 per share. This represents a total distribution for the year of HK$3,304 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 9th May 2007, payment of the final dividend will be made on 1st June 2007 to shareholders registered at the close of business on the record date, 9th May 2007.

The register of members will be closed from 4th May 2007 to 9th May 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 3rd May 2007.

6. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$4,088 million (2005: HK$3,298 million) by the daily weighted average number of shares in issue throughout the year of 3,526 million (2005: 3,377 million) shares and 3,533 million (2005: 3,386 million) shares respectively with the latter adjusted for the effects of the share options.

	2006 Million	2005 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,526**	3,377
Deemed issue of ordinary shares for no consideration	**7**	9
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,533**	3,386

7. Trade and other receivables

	Group		Company	
	2006	2005	**2006**	2005
	HK$M	HK$M	**HK$M**	HK$M
Trade debtors	**4,701**	3,448	**3,751**	3,304
Derivative financial assets	**720**	886	**707**	886
Other receivables and prepayments	**3,213**	2,192	**1,941**	1,976
Due from associates	**101**	12	**1**	-
	8,735	6,538	**6,400**	6,166

As at 31st December 2006, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$237 million (2005: HK$119 million) and HK$236 million (2005: HK$119 million) respectively.

	Group		Company	
	2006	2005	**2006**	2005
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade debtors by age:				
Current	**4,445**	3,408	**3,715**	3,277
One to three months overdue	**241**	38	**35**	26
More than three months overdue	**15**	2	**1**	1
	4,701	3,448	**3,751**	3,304

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

8. Trade and other payable

	Group		Company	
	2006	2005	**2006**	2005
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**4,617**	3,019	**2,949**	2,802
Derivative financial liabilities	**756**	313	**682**	313
Other payables	**5,426**	3,937	**4,995**	4,106
Due to associates	**160**	211	**118**	204
Due to other related companies	**110**	91	**109**	91
Bank overdrafts – unsecured	**29**	54	**19**	49
	11,098	7,625	**8,872**	7,565

As at 31st December 2006, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$371 million (2005: HK$66 million) and HK$310 million (2005: HK$66 million) respectively.

	Group		Company	
	2006	2005	**2006**	2005
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**3,129**	2,421	**2,316**	2,226
One to three months overdue	**939**	463	**525**	449
More than three months overdue	**549**	135	**108**	127
	4,617	3,019	**2,949**	2,802

9. Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2006, 3,935,697,572 shares were in issue (31st December 2005: 3,380,632,348 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 7,019,500 shares were issued under the scheme. Details of the scheme can be found in note 19 to the accounts in the 2006 annual report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules. The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

The 2006 annual result has been reviewed by the Audit Committee. Details of Corporate Governance can be found in the 2006 annual report.

11. Annual report

The 2006 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* by 4th April 2007. It will be sent to shareholders by 11th April 2007.

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$9,995 million (2005: HK$6,446 million) and of Cathay Pacific recoveries HK$9,501 million (2005: HK$6,529 million) are analysed as follows:

	Group *			Cathay Pacific		
	2006 HK$M	2005 HK$M	**Change**	**2006 HK$M**	2005 HK$M	**Change**
Staff	**9,950**	9,025	**+10.2%**	**8,553**	8,132	**+5.2%**
Inflight service and passenger expenses	**1,987**	1,783	**+11.4%**	**1,899**	1,783	**+6.5%**
Landing, parking and route expenses	**6,948**	5,977	**+16.2%**	**6,384**	5,832	**+9.5%**
Fuel	**13,333**	11,640	**+14.5%**	**12,641**	11,400	**+10.9%**
Aircraft maintenance	**5,330**	4,527	**+17.7%**	**4,882**	4,459	**+9.5%**
Aircraft depreciation and operating leases	**5,160**	4,882	**+5.7%**	**4,789**	4,755	**+0.7%**
Other depreciation and operating leases	**862**	790	**+9.1%**	**625**	590	**+5.9%**
Commissions	**668**	555	**+20.4%**	**622**	555	**+12.1%**
Exchange gain	**(271)**	(156)	**+73.7%**	**(271)**	(148)	**+83.1%**
Others	**1,603**	1,297	**+23.6%**	**1,222**	1,147	**+6.5%**
Net operating expenses	**45,570**	40,320	**+13.0%**	**41,346**	38,505	**+7.4%**
Net finance charges	**465**	444	**+4.7%**	**287**	361	**-20.5%**
Total net operating expenses	**46,035**	40,764	**+12.9%**	**41,633**	38,866	**+7.1%**

* Includes Dragonair's expenses from 1st October 2006.

- Group operating expenses rose 12.9% to HK$46,035 million.

Cathay Pacific

- Staff costs increased due to an increase in the average number of staff with 209 staff being transferred from Dragonair following the integration.
- Inflight service and passenger expenses rose due to an 8.4% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel costs increased due to an 18.5% increase in the average into-plane fuel price to US$86 per barrel and a 5.8% increase in consumption to 29 million barrels. Fuel surcharges increased from HK$3,948 million to HK$6,470 million.
- Fuel hedging gains increased by HK$181 million to HK$426 million and include unrealised mark to market gains of HK$158 million (2005: HK$19 million).
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries and were partly offset by the return of two wet leased freighters.
- Net finance charges decreased due to higher income from investment funds.
- Cathay Pacific's cost per ATK increased from HK$2.19 to HK$2.21 due to higher fuel prices.

Assets

- Total assets as at 31st December 2006 were HK$103,090 million.
- During the year, additions to fixed assets were HK$5,272 million, comprising HK$5,075 million for aircraft and related equipment and HK$197 million for other equipment.

Borrowings and capital

- Borrowings increased by 42.3% to HK$31,943 million compared with HK$22,455 million in 2005.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2018 with 41% at fixed rates of interest net of derivatives.
- Liquid funds, 81% of which are denominated in US dollars, increased by 16.1% to HK$15,624 million.
- Net borrowings increased by 80.6% to HK$16,348 million.
- Funds attributable to Cathay Pacific shareholders increased by 30.3% to HK$45,554 million.
- Net debt/equity ratio increased from 0.26 times to 0.36 times.

Fleet profile

Aircraft type	Number as at 31st December 2006				Firm orders				Expiry of operating leases					Purchase rights
		Leased												
	Owned	Finance	Operating	Total	'07	'08	'09 and beyond	Total	'08	'09	'10	'11	'12 and beyond	
Aircraft operated by Cathay Pacific:														
A330-300	6	18	3	27	2	3[(a)]		5				3		
A340-300	1	10	4	15								4		
A340-600			3	3					3					
747-400	18		4	22[(b)]	2[(c)]			2					4	
747-200F	4	3		7										
747-400F	2	4		6										
747-400BCF	5			5[(d)]	1			1						
747-400ERF						3	3	6						
777-200	1	4		5										
777-300	2	10		12										
777-300ER					5[(e)]	5[(e)]	8	18						20[(f)]
Total	39	49	14	102	10	11	11	32	3			7	4	20
Aircraft operated by Dragonair:														
A320	3	2	5	10[(g)]						1	1	3		
A321	2		4	6							2	2		
A330	2	3	11	16[(h)]					1	1	1	2	6	
747-200F	1			1										
747-300SF	3			3										
747-400BCF	1			1	3	1		4						
Total	12	5	20	37	3	1		4	1	2	4	7	6	
Aircraft operated by AHK:														
A300-600F	2	6		8										

(a) Aircraft on 7.5 year operating leases.
(b) One aircraft under reconfiguration.
(c) Aircraft on 8 and 9 year operating leases.
(d) Two aircraft under reconfiguration.
(e) Two aircraft on 10 year operating leases.
(f) Purchase rights for aircraft delivered by 2017.
(g) One aircraft leased out to Air China.
(h) Three aircraft leased out to Air China.

Review of subsidiaries and associates

- Hong Kong Dragon Airlines Limited ("Dragonair") became a wholly owned subsidiary of Cathay Pacific following the completion of the shareholding realignment involving Air China Limited, Cathay Pacific, China National Aviation Company Limited ("CNAC"), CITIC Pacific Limited and Swire Pacific Limited on 28th September 2006. Despite strong turnover, the high price of fuel continued to affect the airline's profitability. Dragonair's profit for three months ended 31st December 2006 amounted to HK$28 million.
- AHK Air Hong Kong Limited ("AHK") recorded a higher profit in 2006 despite the adverse impact of higher fuel prices. During the year AHK took delivery of two new Airbus A300-600 freighters and further expanded its overnight express cargo network to Nagoya.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory result in 2006. The performance of other inflight catering kitchens in Asia and Canada were also encouraging with higher profits being recorded in 2006.
- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit attributable to its shareholders of HK$846.8 million, a 37% increase on the previous year. Its second hangar at Hong Kong International Airport was opened in December 2006 and a third hangar is planned to open in early 2009. Taikoo (Xiamen) Aircraft Engineering Company Limited is constructing two more hangars in Xiamen – one of which is scheduled to open in mid-2007 and the other in early 2009.

Corporate Responsibility

- Cathay Pacific strives to be a good corporate citizen, adhering to rigorous ethical and professional standards and insisting on high levels of honest, accountability and transparent decision-making in all areas of operations. We endeavour to deliver superior financial returns and to achieve operational excellence in everything we do.
- We have always held a strong belief that we should put something back into the communities in which we operate, and which have given us so much support over the years. We donated 64.7 million shares held in CNAC to charity. The donation, valued at HK$181 million, helped a total of 70 charitable bodies, including 63 in Hong Kong, six in Mainland China and one Asian-wide body.
- Cathay Pacific is supporting all efforts to reduce fuel wastage and maximise efficiency in its operations.
- The safety and security of our passengers and staff is our highest priority, and our mission is to make Cathay Pacific Airways the safest airline in the world.
- Cathay Pacific and its subsidiaries employ over 25,000 people worldwide. More than 18,600 Cathay Pacific staff are Hong Kong-based, making the Cathay Pacific Group one of Hong Kong's biggest employers. We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company.
- Our goal is to deliver superior service and value to our customers and to become the world's most admired airline.

The Directors of the Company as at the date of this announcement are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman
Hong Kong, 7th March 2007

Please refer to the published version of this announcement in The Standard.

Website: www.cathaypacific.com

Media Information

7 March 2007

CATHAY PACIFIC ANNOUNCES 2006 ANNUAL RESULTS

Results		2006	2005	Change
Turnover	*HK$ million*	**60,783**	50,909	**+19.4%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**4,088**	3,298	**+24.0%**
Earnings per share	*HK cents*	**115.9**	97.7	**+18.6%**
Dividend per share	*HK cents*	**84.0**	48.0	**+75.0%**

Cathay Pacific Airways today announced a profit attributable to shareholders of HK$4,088 million in its 2006 annual results, compared to a profit of HK$3,298 million the previous year. The 2006 results include a three-month contribution from Dragonair, which became a wholly owned subsidiary of Cathay Pacific on 28 September 2006.

Group turnover again hit new highs, increasing 19.4% to a record HK$60,783 million. High fuel prices, though they eased a little in the latter part of the year, continued to have a significant impact on the airline in 2006. The fuel bill for the year was HK$20,214 million – up 29.7% on the previous year – with fuel surcharges only partially offsetting continued high fuel costs. Efforts by the airline to increase productivity and reduce controllable overheads led to a 1.3% fall in unit cost excluding fuel.

The airline carried a record 16.7 million passengers in 2006, up from 15.4 million the previous year. Passenger revenue also hit a new high, rising 10.9% to HK$33,585 million, while continued strong demand from first and business class passengers helped to push yield up by 1.5% to HK47 cents. Capacity, measured in terms of available seat kilometres, increased by 7.7% as the airline added new aircraft and further expanded its network.

The airline added two more passenger aircraft to its fleet last year, an Airbus A330-300 and a Boeing 777-300, and launched its latest passenger destination with a daily service to Shanghai. The airline added more flights to Adelaide, Bahrain, Dubai, Frankfurt, Riyadh, Rome and Seoul, upgraded three Penang flights a week to a direct service, and added Kota Kinabalu and Phuket as destinations through a code-share arrangement with new subsidiary Dragonair.

Cathay Pacific expanded its freighter network and fleet in 2006, helping it carry a record 1,199,000 tonnes of freight. Cargo revenue also hit a new high, rising 3.4% to HK$11,980 million. The cargo load factor increased by 1.3% points to 68.3%. However, increased competition and a weakened demand for exports out of Australia, Europe and the United States led to a decrease in cargo yield to HK$1.69. The new freighter destinations added were Beijing, Chennai, Stockholm and Toronto, while two Boeing 747-400BCFs, Boeing Converted Freighters, swelled the freighter fleet to 18.

Cathay Pacific further cemented its status as Hong Kong's home carrier in 2006, with the Dragonair integration and enhanced partnership with Air China giving an added boost to Hong Kong's position as a leading international aviation hub and gateway to Mainland China. The carrier announced an order for six Boeing 747-400ERFs, Extended Range Freighters, for delivery commencing May 2008, and also took up two more options on the Boeing 777-300ER, Extended Range passenger aircraft, to take its total order to 18. These aircraft begin arriving in September this year featuring Cathay Pacific's new three-class long-haul product.

Cathay Pacific Chairman Christopher Pratt said: "Business was strong in 2006, with passenger demand in particular holding up well. However, high fuel prices continued to have an impact, despite easing off a little in the latter part of the year. Last year was a very significant one for Cathay Pacific as it celebrated its 60th anniversary as Hong Kong's home carrier and sealed the deal that brought Dragonair into the Cathay Pacific Group and at the same time enhanced the airline's strategic partnership with Air China. The synergies of that deal will begin to emerge fully in 2007, though we expect to face challenges from ever-increasing competition and high, volatile fuel prices."

FOR FURTHER INFORMATION PLEASE CONTACT:
Carolyn Leung, Corp Comm Mgr, Public Affairs, (852) 2747-5393, 7901-5393 or 6053-6066
Maria Yu, Corp Comm Mgr, Media Relations, (852) 2747-5363, 9156-8431 or 7901-5368

The Cathay Pacific website can be found at www.cathaypacific.com

CATHAY PACIFIC

SWIRE

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

2006 Annual Results

FINANCIAL AND OPERATING HIGHLIGHTS

GROUP FINANCIAL STATISTICS

		2006	2005	Change
Results				
Turnover	*HK$ million*	60,783	50,909	+19.4%
Profit attributable to Cathay Pacific shareholders	*HK$ million*	4,088	3,298	+24.0%
Earnings per share	*HK cents*	115.9	97.7	+18.6%
Dividend per share	*HK cents*	84.0	48.0	+75.0%
Profit margin	*%*	8.0	7.4	+0.6%pt
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	45,554	34,968	+30.3%
Net borrowings	*HK$ million*	16,348	9,050	+80.6%
Shareholders' funds per share	*HK$*	11.6	10.3	+12.6%
Net debt/equity ratio	*Times*	0.36	0.26	+0.1 times

OPERATING STATISTICS

		Cathay Pacific and Dragonair*	Cathay Pacific		
		2006	2006	2005	Change
Available tonne kilometres ("ATK")	*Million*	19,684	18,866	17,751	+6.3%
Passengers carried	*'000*	18,097	16,728	15,438	+8.4%
Passenger load factor	*%*	79.5	79.9	78.7	+1.2%pt
Passenger yield	*HK cents*	48.0	47.0	46.3	+1.5%
Cargo carried	*'000 tonnes*	1,308	1,199	1,118	+7.2%
Cargo and mail load factor	*%*	68.6	68.3	67.0	+1.3%pt
Cargo and mail yield	*HK$*	1.70	1.69	1.75	–3.4%
Cost per ATK	*HK$*	2.23	2.21	2.19	+0.9%
Cost per ATK without fuel	*HK$*	1.57	1.53	1.55	–1.3%
Aircraft utilisation	*Hours per day*	12.5	12.8	12.6	+1.6%
On-time performance	*%*	85.2	85.9	86.1	–0.2%pt

** Consolidated operating statistics includes Dragonair's operation from 1st October 2006.*

CAPACITY, LOAD FACTOR AND YIELD – Cathay Pacific

	Capacity ASK/ATK (million)*			Load factor (%)			Yield
	2006	2005	Change	2006	2005	Change	Change
Passenger services							
North Asia	13,796	13,057	+5.7%	72.3	70.8	+1.5%pt	–3.3%
South West Pacific and South Africa	14,230	14,656	–2.9%	80.1	74.6	+5.5%pt	+2.0%
South East Asia and Middle East	18,375	17,376	+5.7%	76.1	75.0	+1.1%pt	+5.0%
Europe	18,884	16,181	+16.7%	84.2	87.3	–3.1%pt	–0.2%
North America	23,833	21,496	+10.9%	83.5	82.7	+0.8%pt	+5.3%
Overall	89,118	82,766	+7.7%	79.9	78.7	+1.2%pt	+1.5%
Cargo services	10,391	9,879	+5.2%	68.3	67.0	+1.3%pt	–3.4%

** Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- The addition of a fifth daily flight to Seoul in January generated a growth in outbound traffic from Korea. The country remains popular as a leisure destination for Hong Kong travellers.
- We increased our presence in Mainland China by adding a new daily service to Shanghai in December.
- A new codeshare arrangement with Dragonair – applying on flights to Beijing, Shanghai, Xiamen and Tokyo in North Asia – was introduced in December, giving customers more choice and greater flexibility.
- We also codeshare with Dragonair on its new service to Busan, Korea's second city, which was launched in January 2007.
- Our performance in the Japan market remained steady, with some growth in the number of tourists flying to Hong Kong.
- We enjoyed high load factors to Taiwan throughout 2006, although strong competition had a negative impact on yield.

South West Pacific and South Africa

- Two new flights a week were added to Adelaide in June, bolstering our presence in South Australia.
- The Auckland service went twice-daily for the winter schedule, helping to match seasonal demand.
- Closer economic ties between South Africa and Mainland China boosted demand on our Johannesburg service, while strong corporate traffic boosted yield on the route.

South East Asia and Middle East

- In April, we began three direct flights to Penang each week instead of routing all flights through Kuala Lumpur. The change proved popular with leisure travellers.
- Passenger traffic to and from the Philippines was strong throughout the year, with a number of extra flights mounted to Cebu to meet high demand.
- Strong competition continues to impact our Singapore business, though demand remains high and we have seen some yield improvement.

Europe

- Demand remained high from business travellers on the London route. However increased competition put pressure on the economy class load factor and yield.
- We added three flights to Frankfurt, making it a 10-times-a-week service, and turned Rome into a daily service with two more flights a week.

North America

- We increased our capacity to North America by 10.9% in 2006. Load factors were not particularly high but yields improved on all routes.
- Demand was strong in the premium cabins to all North American destinations.
- The introduction of new Boeing 777-300ER aircraft from September 2007 will allow more direct services on ultra long haul North American flights with an increased payload.

Cargo services

- Two additional Boeing 747-400BCFs, Boeing Converted Freighters, were added to the fleet. At the end of 2006 we operated a fleet of seven Boeing 747-200Fs, six Boeing 747-400Fs and three Boeing 747-400BCFs.
- The airline will take delivery of three more Boeing 747-400BCFs in 2007 and has exercised options to convert two more aircraft for delivery in 2008 and 2009. The airline has options on four more conversions.
- In addition, the airline has ordered six Boeing 747-400ERFs for delivery in 2008 and 2009.
- New freighter services were launched to Beijing, Chennai, Stockholm and Toronto, bringing the total number of freighter destinations to 31.
- High fuel prices had a negative effect on the profitability of our older Boeing 747-200F freighter fleet. The adverse impact of high fuel prices was only partially offset by fuel surcharges.
- The Centre for Asia Pacific Aviation named Cathay Pacific as its "Cargo Airline of the Year" for having the most impact on the development of the region's air cargo industry.

CHAIRMAN'S LETTER

The Cathay Pacific Group recorded a profit attributable to shareholders of HK$4,088 million for 2006, compared with a profit of HK$3,298 million the previous year. Turnover increased by 19.4% to a new record of HK$60,783 million.

Record passenger numbers and freight volumes contributed to the increase in turnover in 2006, which in turn helped us to a 24.0% increase in profit over the previous year. However continuing high fuel prices served to dampen the final result. Prices eased a little in the latter part of the year but our total fuel bill was HK$20,214 million – up 29.7% on 2005. Fuel surcharges only partially offset the additional cost.

A continuing improvement in productivity coupled with a reduction in controllable costs helped the airline reduce its unit cost excluding fuel by 1.3%.

On the passenger side, the airline's revenue increased by 10.9% to a record HK$33,585 million as the number of passengers carried rose to 16.7 million for the year. Demand from first and business class passengers was high throughout the year, helping yield to increase by 1.5% to HK¢47.0. Additional services on a number of routes contributed to a 7.7% rise in passenger capacity.

The airline set new records for its cargo operation, with the tonnage carried rising by 7.2% to 1,199,000 tonnes and revenue reaching a high of HK$11,980 million. Capacity rose by 5.2% with four new freighter destinations added during the year – Beijing, Chennai, Stockholm and Toronto – and extra flights to Dallas/Atlanta and Shanghai being mounted. Demand remained high out of Hong Kong and Mainland China throughout the year but weakening demand in a number of key markets contributed to a 3.4% fall in yield.

2006 was a landmark year for Cathay Pacific in many ways. The airline received another "Airline of the Year 2006" award – from leading industry journal Air Transport World – in February, and then in August took delivery of its 100th aircraft, an Airbus A330-300. Throughout the year we ran a number of events and activities to celebrate our 60th anniversary as Hong Kong's airline.

However, the most significant development took place on 28th September when formal approval of a historic shareholding realignment was received and Dragonair joined the Cathay Pacific Group as a wholly owned subsidiary. The integration of the two carriers will bring significant benefits for passengers and the Hong Kong aviation hub. As part of the realignment, Cathay Pacific and Air China increased their cross-shareholdings and began work on further enhancing their partnership in a number of areas.

We continued to grow the three fleets in the Group in 2006, adding six aircraft at Cathay Pacific and four at Dragonair, while AHK took delivery of two more freighters. In June we confirmed an order for six new Boeing 747-400ERFs, Extended Range Freighters, for the Cathay Pacific fleet which, with their longer range and higher payload, will be key to our success on long haul trunk routes once deliveries commence in May 2008. We also took up two more options on the new Boeing 777-300ER, Extended Range passenger aircraft, taking the total order to 18. These aircraft will begin arriving in September 2007.

Our commitment to product and service excellence remains as high as ever and in September we unveiled Cathay Pacific's new long haul product that will be rolled out across all three classes of travel over the next two years. The new product will help us retain our leadership in comfort and service.

We expect competition to remain keen in 2007 and the high, volatile fuel price will continue to have a major impact on our business. Our focus in the coming year is to continue our efforts to deliver superior service and to grow our operations profitably and thus further strengthen Hong Kong's position as a global aviation hub. We will work to optimize the significant commercial opportunity provided by our purchase of Dragonair.

Christopher Pratt
Chairman
Hong Kong, 7th March 2007

Consolidated Profit and Loss Account

for the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M
Turnover			
Passenger services		35,155	30,274
Cargo services		14,251	12,852
Catering, recoveries and other services		11,377	7,783
Total turnover	2	60,783	50,909
Expenses			
Staff		(9,950)	(9,025)
Inflight service and passenger expenses		(2,347)	(2,033)
Landing, parking and route expenses		(8,066)	(6,947)
Fuel		(20,214)	(15,588)
Aircraft maintenance		(5,330)	(4,527)
Aircraft depreciation and operating leases		(5,283)	(4,893)
Other depreciation and operating leases		(862)	(790)
Commissions		(668)	(555)
Others		(2,845)	(2,408)
Operating expenses		(55,565)	(46,766)
Operating profit	3	5,218	4,143
Finance charges		(1,818)	(1,605)
Finance income		1,353	1,161
Net finance charges		(465)	(444)
Share of profits of associates		301	269
Profit before tax		5,054	3,968
Taxation	4	(782)	(500)
Profit for the year		4,272	3,468
Profit attributable to			
Cathay Pacific shareholders		4,088	3,298
Minority interests		184	170
		4,272	3,468
Dividends			
Interim – paid	5	786	676
Special – paid	5	1,259	–
Final – proposed	5	1,259	947
		3,304	1,623
Earnings per share		HK¢	HK¢
Basic	6	115.9	97.7
Diluted	6	115.7	97.4
		HK$	HK$
Shareholders' funds per share		11.6	10.3

Consolidated Balance Sheet

at 31st December 2006

	Note	2006 HK$M	2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		58,086	50,156
Intangible assets		7,473	260
Investments in associates		8,966	1,731
Other long-term receivables and investments		3,406	5,453
		77,931	57,600
Long-term liabilities		(33,956)	(27,745)
Related pledged security deposits		8,164	8,853
Net long-term liabilities		(25,792)	(18,892)
Retirement benefit obligations		(170)	(72)
Deferred taxation		(6,600)	(6,460)
		(32,562)	(25,424)
Net non-current assets		45,369	32,176
Current assets and liabilities			
Stock		800	657
Trade and other receivables	7	8,735	6,538
Liquid funds		15,624	13,459
		25,159	20,654
Current portion of long-term liabilities		(7,503)	(4,849)
Related pledged security deposits		1,352	1,286
Net current portion of long-term liabilities		(6,151)	(3,563)
Trade and other payables	8	(11,098)	(7,625)
Unearned transportation revenue		(4,671)	(3,864)
Taxation		(2,902)	(2,527)
		(24,822)	(17,579)
Net current assets		337	3,075
Net assets		45,706	35,251
CAPITAL AND RESERVES			
Share capital	9	787	676
Reserves		44,767	34,292
Funds attributable to Cathay Pacific shareholders		45,554	34,968
Minority interests		152	283
Total equity		45,706	35,251

NOTES:

1. Basis of preparation and accounting policies

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Hong Kong Accounting Standards, Hong Kong Financial Reporting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants. These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	2006 HK$M	2005 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	24,855	20,256
– Japan, Korea and Taiwan	9,757	8,432
South West Pacific and South Africa	4,015	3,747
South East Asia and Middle East	7,019	5,870
Europe	7,016	6,150
North America	8,121	6,454
	60,783	50,909

Countries included in each region are defined in the 2006 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2006 annual report.

(b) Secondary reporting by business segment

	2006 HK$M	2005 HK$M
Revenue – external sales		
– Passenger services	35,155	30,274
– Cargo services	14,251	12,852
	49,406	43,126
Unallocated revenue		
– Catering, recoveries and other services	11,377	7,783
	60,783	50,909

The Group is engaged in two main business segments: in passenger business and in freight traffic through the Company and two subsidiaries. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2006 annual report.

3. Operating profit

	2006 HK$M	2005 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	1,766	1,853
– Owned	2,489	2,110
Amortisation of intangible assets	40	44
Operating lease rentals		
– Land and buildings	434	382
– Aircraft and related equipment	1,379	1,258
– Others	37	36
Operating lease income		
– Aircraft and related equipment	(123)	(11)
Cost of stock expensed	1,552	1,427
Exchange differences	(272)	(156)
Auditors' remuneration	8	6
Income from unlisted investments	(166)	(119)
Income from listed investments	(25)	(6)

4. Taxation

	2006 HK$M	2005 HK$M
Current tax expenses		
– Hong Kong profits tax	61	61
– Overseas tax	362	327
– Under/(over) provisions for prior years	162	(72)
Deferred tax		
– Origination and reversal of temporary differences	197	184
	782	500

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2006 HK$M	2005 HK$M
Consolidated profit before tax	5,054	3,968
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	(884)	(694)
Expenses not deductible for tax purposes	(200)	(184)
Tax provisions (under)/over provided in prior years	(162)	72
Effect of different tax rates in overseas jurisdictions	292	294
Tax losses recognised/(unused tax losses not recognised)	34	(97)
Income not subject to tax	138	109
Tax charge	(782)	(500)

Further information on deferred tax is shown in note 15 to the accounts in the 2006 annual report.

5. Dividends

	2006 HK$M	2005 HK$M
2006 interim dividend paid on 3rd October 2006 of HK¢20 per share (2005: HK¢20 per share)	786	676
2006 special dividend paid on 20th November 2006 of HK¢32 per share	1,259	–
2006 final dividend proposed on 7th March 2007 of HK¢32 per share (2005: HK¢28 per share)	1,259	947
	3,304	1,623

We recommend the payment of a final dividend of HK¢32 per share for the year ended 31st December 2006. Together with the interim dividend of HK¢20 per share paid on 3rd October 2006 and the special interim dividend of HK¢32 per share paid on 20th November 2006, this makes a total dividend for the year of HK¢84 per share. This represents a total distribution for the year of HK$3,304 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 9th May 2007, payment of the final dividend will be made on 1st June 2007 to shareholders registered at the close of business on the record date, 9th May 2007.

The register of members will be closed from 4th May 2007 to 9th May 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 3rd May 2007.

6. **Earnings per share**
Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$4,088 million (2005: HK$3,298 million) by the daily weighted average number of shares in issue throughout the year of 3,526 million (2005: 3,377 million) shares and 3,533 million (2005: 3,386 million) shares respectively with the latter adjusted for the effects of the share options.

	2006 Million	2005 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	3,526	3,377
Deemed issue of ordinary shares for no consideration	7	9
Weighted average number of ordinary shares used in calculating diluted earnings per share	3,533	3,386

7. **Trade and other receivables**

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Trade debtors	4,701	3,448	3,751	3,304
Derivative financial assets	720	886	707	886
Other receivables and prepayments	3,213	2,192	1,941	1,976
Due from associates	101	12	1	–
	8,735	6,538	6,400	6,166

As at 31st December 2006, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$237 million (2005: HK$119 million) and HK$236 million (2005: HK$119 million) respectively.

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Analysis of trade debtors by age:				
Current	4,445	3,408	3,715	3,277
One to three months overdue	241	38	35	26
More than three months overdue	15	2	1	1
	4,701	3,448	3,751	3,304

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

8. **Trade and other payable**

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Trade creditors	4,617	3,019	2,949	2,802
Derivative financial liabilities	756	313	682	313
Other payables	5,426	3,937	4,995	4,106
Due to associates	160	211	118	204
Due to other related companies	110	91	109	91
Bank overdrafts – unsecured	29	54	19	49
	11,098	7,625	8,872	7,565

As at 31st December 2006, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$371 million (2005: HK$66 million) and HK$310 million (2005: HK$66 million) respectively.

	Group		Company	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Analysis of trade creditors by age:				
Current	3,129	2,421	2,316	2,226
One to three months overdue	939	463	525	449
More than three months overdue	549	135	108	127
	4,617	3,019	2,949	2,802

9. **Share capital**
During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2006, 3,935,697,572 shares were in issue (31st December 2005: 3,380,632,348 shares).
The Company adopted a share option scheme on 10th March 1999. During the year, 7,019,500 shares were issued under the scheme. Details of the scheme can be found in note 19 to the accounts in the 2006 annual report.

10. **Corporate governance**
Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules. The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.
The 2006 annual result has been reviewed by the Audit Committee. Details of Corporate Governance can be found in the 2006 annual report.

11. **Annual Report**
The 2006 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website and the Company's website www.cathaypacific.com by 4th April 2007. It will be sent to shareholders by 11th April 2007.

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$9,995 million (2005: HK$6,446 million) and of Cathay Pacific recoveries HK$9,501 million (2005: HK$6,529 million) are analysed as follows:

	Group*			Cathay Pacific		
	2006 HK$M	2005 HK$M	Change	2006 HK$M	2005 HK$M	Change
Staff	9,950	9,025	+10.2%	8,553	8,132	+5.2%
Inflight service and passenger expenses	1,987	1,783	+11.4%	1,899	1,783	+6.5%
Landing, parking and route expenses	6,948	5,977	+16.2%	6,384	5,832	+9.5%
Fuel	13,333	11,640	+14.5%	12,641	11,400	+10.9%
Aircraft maintenance	5,330	4,527	+17.7%	4,882	4,459	+9.5%
Aircraft depreciation and operating leases	5,160	4,882	+5.7%	4,789	4,755	+0.7%
Other depreciation and operating leases	862	790	+9.1%	625	590	+5.9%
Commissions	668	555	+20.4%	622	555	+12.1%
Exchange gain	(271)	(156)	+73.7%	(271)	(148)	+83.1%
Others	1,603	1,297	+23.6%	1,222	1,147	+6.5%
Net operating expenses	45,570	40,320	+13.0%	41,346	38,505	+7.4%
Net finance charges	465	444	+4.7%	287	361	–20.5%
Total net operating expenses	46,035	40,764	+12.9%	41,633	38,866	+7.1%

* *Includes Dragonair's expenses from 1st October 2006.*

- Group operating expenses rose 12.9% to HK$46,035 million.

Cathay Pacific
- Staff costs increased due to an increase in the average number of staff with 209 staff being transferred from Dragonair following the integration.
- Inflight service and passenger expenses rose due to an 8.4% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel costs increased due to an 18.5% increase in the average into-plane fuel price to US$86 per barrel and a 5.8% increase in consumption to 29 million barrels. Fuel surcharges increased from HK$3,948 million to HK$6,470 million.
- Fuel hedging gains increased by HK$181 million to HK$426 million and include unrealised mark to market gains of HK$158 million (2005: HK$19 million).
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries and were partly offset by the return of two wet leased freighters.
- Net finance charges decreased due to higher income from investment funds.
- Cathay Pacific's cost per ATK increased from HK$2.19 to HK$2.21 due to higher fuel prices.

Assets
- Total assets as at 31st December 2006 were HK$103,090 million.
- During the year, additions to fixed assets were HK$5,272 million, comprising HK$5,075 million for aircraft and related equipment and HK$197 million for other equipment.

Borrowings and capital
- Borrowings increased by 42.3% to HK$31,943 million compared with HK$22,455 million in 2005.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2018 with 41% at fixed rates of interest net of derivatives.
- Liquid funds, 81% of which are denominated in US dollars, increased by 16.1% to HK$15,624 million.
- Net borrowings increased by 80.6% to HK$16,348 million.
- Funds attributable to Cathay Pacific shareholders increased by 30.3% to HK$45,554 million.
- Net debt/equity ratio increased from 0.26 times to 0.36 times.

FLEET PROFILE

Aircraft type	Number as at 31st December 2006				Firm orders				Expiry of operating leases					Purchase rights
		Leased												
	Owned	Finance	Operating	Total	'07	'08	'09 and beyond	Total	'08	'09	'10	'11	'12 and beyond	
Aircraft operated by Cathay Pacific:														
A330-300	6	18	3	27	2	3(e)		5				3		
A340-300	1	10	4	15								4		
A340-600			3	3					3					
747-400	18		4	22(a)	2(b)			2					4	
747-200F	4	3		7										
747-400F	2	4		6										
747-400BCF	5			5(d)	1			1						
747-400ERF						3	3	6						
777-200	1	4		5										
777-300	2	10		12										
777-300ER					5(e)	5(e)	8	18						20(f)
Total	39	49	14	102	10	11	11	32	3			7	4	20
Aircraft operated by Dragonair:														
A320	3	2	5	10(g)						1	1	3		
A321	2		4	6							2	2		
A330	2	3	11	16(h)					1	1	1	2	6	
747-200F	1			1										
747-300SF	3			3										
747-400BCF	1			1	3	1		4						
Total	12	5	20	37	3	1		4	1	2	4	7	6	
Aircraft operated by AHK:														
A300-600F	2	6		8										

(a) Aircraft on 7.5 year operating leases.
(b) One aircraft under reconfiguration.
(c) Aircraft on 8 and 9 year operating leases.
(d) Two aircraft under reconfiguration.
(e) Two aircraft on 10 year operating leases.
(f) Purchase rights for aircraft delivered by 2017.
(g) One aircraft leased out to Air China.
(h) Three aircraft leased out to Air China.

Review of subsidiaries and associates

- Hong Kong Dragon Airlines Limited ("Dragonair") became a wholly owned subsidiary of Cathay Pacific following the completion of the shareholding realignment involving Air China Limited, Cathay Pacific, China National Aviation Company Limited ("CNAC"), CITIC Pacific Limited and Swire Pacific Limited on 28th September 2006. Despite strong turnover, the high price of fuel continued to affect the airline's profitability. Dragonair's profit for three months ended 31st December 2006 amounted to HK$28 million.
- AHK Air Hong Kong Limited ("AHK") recorded a higher profit in 2006 despite the adverse impact of higher fuel prices. During the year AHK took delivery of two new Airbus A300-600 freighters and further expanded its overnight express cargo network to Nagoya.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory result in 2006. The performance of other inflight catering kitchens in Asia and Canada were also encouraging with higher profits being recorded in 2006.
- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit attributable to its shareholders of HK$846.8 million, a 37% increase on the previous year. Its second hangar at Hong Kong International Airport was opened in December 2006 and a third hangar is planned to open in early 2009. Taikoo (Xiamen) Aircraft Engineering Company Limited is constructing two more hangars in Xiamen – one of which is scheduled to open in mid-2007 and the other in early 2009.

Corporate Responsibility

- Cathay Pacific strives to be a good corporate citizen, adhering to rigorous ethical and professional standards and insisting on high levels of honest, accountability and transparent decision-making in all areas of operations. We endeavour to deliver superior financial returns and to achieve operational excellence in everything we do.
- We have always held a strong belief that we should put something back into the communities in which we operate, and which have given us so much support over the years. We donated 64.7 million shares held in CNAC to charity. The donation, valued at HK$181 million, helped a total of 70 charitable bodies, including 63 in Hong Kong, six in Mainland China and one Asian-wide body.
- Cathay Pacific is supporting all efforts to reduce fuel wastage and maximise efficiency in its operations.
- The safety and security of our passengers and staff is our highest priority, and our mission is to make Cathay Pacific Airways the safest airline in the world.
- Cathay Pacific and its subsidiaries employ over 25,000 people worldwide. More than 18,600 Cathay Pacific staff are Hong Kong-based, making the Cathay Pacific Group one of Hong Kong's biggest employers. We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company.
- Our goal is to deliver superior service and value to our customers and to become the world's most admired airline.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman
Hong Kong, 7th March 2007

END

Website: www.cathaypacific.com